UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 218TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 13, 2013

1. DATE, TIME AND PLACE: On March 13, 2013, at 10:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”) and the Chief Executive Officer of the Company, with the vote of Mr. Ivan de Souza Monteiro cast in advance in writing, who, pursuant to Paragraph 7, Article 17 of the Bylaws, was considered present for the purposes of attendance.

4. PRESIDING BOARD: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived, since all attending Directors were aware of the content. The Directors resolved that these minutes be drawn up in summary form, with the right to present statements and dissensions, which will be filed at the registered office of the Company, and the publication of these minutes in excerpt form without the signatures of the directors was approved.

The votes of the Directors appointed by the controlling shareholders will be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007, filed at the Company.

After the matters on the Agenda were examined, the following resolutions were taken by unanimous vote of the Directors:

(i)           Approved the minutes of the 217th Meeting of the Board of Directors held on February 27, 2013;

(ii)          Pursuant to Article 17, item “e” and Article 27 of the Bylaws, the Directors examined  the Management Report, Financial Statements and respective Notes of the Company for the fiscal year ended December 31, 2012, accompanied by the Report issued by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), which recorded net income of one billion, two hundred twenty-five million, nine hundred twenty-three thousand, two hundred fifty-seven reais and eighty-one centavos (R$1,225,923,257.81), (i)  plus the following amounts: (i.a) two hundred twenty-seven million, one hundred seventeen thousand, six hundred nineteen reais and sixty-two centavos (R$227,117,619.62) relating to the net income from previous years; (i.b)  twenty-seven million, three hundred seventy-eight thousand, one hundred ten reais and one centavo (R$27,378,110.01) relating to the realization of comprehensive income; and (i.c)  three million, nine hundred twenty thousand, nine hundred nineteen reais and sixty-seven centavos (R$3,920,919.67) relating to unclaimed dividends; (ii) less (ii.a)  three hundred twenty-six million, eight hundred ninety-nine thousand, five hundred eighty-eight reais and eighty-four centavos (R$326,899,588.84) relating to the constitution of investment reserve; and (ii.b)  sixty-one million, two hundred ninety-six thousand, one hundred sixty-two reais and eighty-nine centavos (R$61,296,162.89) relating to the legal reserve, resulting in a basis for allocations of one billion, one hundred fifty-seven million, four hundred forty thousand, three hundred eighteen reais and twenty-seven centavos (R$1,157,440,318.27), as per the terms of Resolution 2013010-E of the Board of Executive Officers, and recommended  its submission to the Annual Shareholders’ Meeting;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(iii)         Approved, pursuant to Article 17, item “e" and Article 27, paragraph 2 of the Bylaws, and in accordance with Resolution 2013010-E of the Board of Executive Officers, the proposal for the allocation of net income from fiscal year 2012, as follows: (a) the payment of interim dividends, as recorded in the balance sheet of June 30, 2012 and calculated towards the minimum mandatory dividend, in the amount of six hundred forty million, two hundred thirty-nine thousand, eighty-nine reais and seventy-three centavos (R$640,239,089.73), as approved at the 207th Meeting of the Board of Directors held on August 6, 2012, and pursuant to Articles 29 and 30 of the Bylaws (b) three hundred twenty-six million, eight hundred ninety-nine thousand, five hundred eighty-eight reais and eighty-four centavos (R$326,899,588.84) relating to the constitution of the retained earnings for investment reserve; (c)  constitution of a Legal Reserve in the amount of sixty-one million, two hundred ninety-six thousand, one hundred sixty-two reais and eighty-nine centavos (R$61,296,162.89), pursuant to Article 193 of Law 6,404/76; and (d)  payment of supplementary dividends of four hundred fifty-five million, nine hundred five thousand, sixty-five reais and sixty-five centavos (R$455,905,065.65), corresponding to R$0.473778718 per common share, in accordance with Article 201 of Law 6,404/76, to be paid to shareholders, after approval by the Annual Shareholders’ Meeting, on a date to be defined by the Board of Executive Officers in accordance with the availability of funds and upon simple a notice to the Board of Directors, pursuant to Paragraph 3, Article 205 of Law 6,404/76;

The following persons participated in the presentation of the Financial Statements and allocation of the net income from 2012: Mr. Antônio Carlos Bassalo, Accounting Officer, Mr. Marcelo Magalhães Fernandes, partner and representative of Deloitte, and Mr. José Reinaldo Magalhães, Chairman of the Fiscal Council, as envisaged in Paragraph 3, Article 163 of Law 6,404/76. Mr. José Reinaldo Magalhães informed that the documents approved herein had already been examined by the Fiscal Council, whose report will be issued in a meeting to be held on this date, and Mr. Marcelo Magalhães Fernandes informed the Board of the activities carried out by the external auditors;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(iv)         Acknowledged the  recommendation for approval of the Financial Statements and allocation of the net income from the fiscal year ended December 31, 2012 by the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), Sul Geradora Participações S.A. (“Sul Geradora”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), CPFL Planalto Ltda. (“CPFL Planalto”), Nect Serviços Administrativos Ltda. (“Nect”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), CPFL Telecom S.A. (“CPFL Telecom”), CPFL Transmissão Piracicaba (“CPFL Transmissão”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Jaguari de Geração de Energia Ltda. (“Jaguari Geração”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”) and CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”), acknowledging that the subsidiaries Sul Geradora, CPFL Cone Sul, CPFL Planalto, CPFL Telecom, CPFL Transmissão and CPFL Jaguariúna recorded losses and hence there is no net income to be allocated or distributed, and recommended  the approval by the representatives of the Company in the respective Shareholders’ Meetings and/or Partners’ Meetings - Resolutions of the Board of Executive Officers nos. 2013003-PA, 2013005-PI, 2013004 – R, 2013001 – SC, 2013001-LP, 2013001 – JA, 2013001–SP, 2013001–MO, 2013004–B, 2013001– M, 2013001 –SG, 2013001–CS, 2013001–P, 2013001–N, 2013005–S, 2013001–A, 2013001–TO, 2013001–Te, 2013003–T, 2013005–G, 2013001–JG, 2013001–PL and 2013001-J;

(v)          Approved  the proposal for compensation of the Managers and members of the Fiscal Council of the Company and its subsidiaries, which were previously examined by the Human Resources Management Committee and recommended the favorable vote by the representatives of CPFL in the respective Shareholders’ Meetings and/or Partners’ Meetings of the subsidiaries, as follows;

(v.i) Compensation of the Board of Directors and Board of Executive Officers (“Managers”) of CPFL Energia for the period from May 2013 to April 2014, in the overall amount of sixteen million, seven hundred sixteen thousand, one hundred sixty-six reais and eighty centavos (R$16,716,166.80), including benefits and payroll charges;

(v.ii) Compensation of the Fiscal Council of CPFL Energia for the period from May 2013 to April 2014, in the overall amount of seven hundred and seventy thousand, eight hundred sixty-eight and eight centavos (R$770,868.08), including payroll charges;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(v.iii) Compensation  of the Managers of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Serviços, CPFL Atende, CPFL Total, Nect, Paulista Lajeado, CPFL Energias Renováveis S.A. (“CPFL Renováveis”) and  Companhia Energética Rio das Antas S.A. (“CERAN”), in the overall amount of twenty-nine million, seventeen thousand, eight hundred eight reais and eighty-seven centavos (R$29,017,808.87), including benefits and payroll charges;

It is hereby placed on record that Ms. Maria Helena Santana approved the disclosure of the information related to Management compensation pursuant to item 13.11 of Appendix 24 - Reference Form of CVM Instruction 480/2009;

(vi)         Approved, pursuant to Articles 124 and 132 of Law 6,404/76 and Article 17, item “d” of the Bylaws, the calling of the Annual Shareholders’ Meeting of the Company; and

(vii)        Recommendation of favorable vote: RGE – Participation in Aneel Auction no. 003/2013, pursuant to Resolution 2013012-E of the Board of Executive Officers.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary.

Murilo Passos	Ivan de Souza Monteiro
Francisco Caprino Neto	Claudio Palaia
Renê Sanda Maria Helena Santana	Helena Kerr do Amaral
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.